

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2011

Via E-mail
Mr. Alex Waldemar Zorning
Chief Financial Officer
Brasil Telecom S.A.
Rua General Polidoro, No. 99
5th floor/part-Botafogo
22280-001 Rio de Janeiro, RJ, Brazil

> **Re:** **Brasil Telecom S.A.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed May 2, 2011 and Amendment #1 Filed May 2, 2011**
> **File No. 001-15256**

Dear Mr. Zorning:

We have reviewed your response letter dated September 14, 2011 and your filing and have the following comment. As noted in our letter dated August 30, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Note 1(a). Corporate restructuring, page F-10

1. We note your response to comments 1 and 2 in our letter dated August 30, 2011. Please tell us in detail why you believe your accounting for these transactions is appropriate in light of our views expressed to you via conference call on November 4, 2011 with respect to the planned Corporate Reorganization.

Please file all correspondence over EDGAR. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director